SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 2)

                          CASINO & CREDIT SERVICES, INC.
                                 (Name of Issuer)


                     Common Stock, par value $0.001 per share
                          (Title of Class of Securities)

                                     147574107
                                  (CUSIP Number)


                                  Daniel R. Tisch
                                  WTG & CO., L.P.
                                  500 Park Avenue
                             New York, New York 10022
                                  (212) 935-7640
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                   May 11, 1995
              (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)









                              (Page 1 of 8 Pages)



         CUSIP NO. 147574107         13D             Page 2 of 8 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   WTG & Co., L.P.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                   None
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                    None

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              None

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              0.0%

         14.  Type of Reporting Person

              PN

         CUSIP NO. 147574107          13D            Page 3 of 8 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   D. Tisch & Co., Inc.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only

         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                     None
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                      None

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              None

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              0.0%

         14.  Type of Reporting Person

              CO

         CUSIP NO. 147574107          13D            Page 4 of 8 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Daniel R. Tisch

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                    None
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                     None

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              None

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              0.0%

         14.  Type of Reporting Person

              IN

                   This Amendment No. 2 amends the Schedule 13D dated

         November 23, 1994 (as previously amended, the "Schedule 13D")

         filed by WTG & Co., L.P. ("WTG"), D. Tisch & Co., Inc. ("D.

         Tisch & Co."), and Daniel R. Tisch relating to their benefi-

         cial ownership of Common Stock, par value $0.001 per share

         (the "Shares"), of Casino & Credit Services, Inc., a Delaware

         corporation (the "Company").  All capitalized terms not

         otherwise defined herein shall have the meanings ascribed

         thereto in the Schedule 13D.


                   1.   The information set forth under Item 2(b) in

         the Schedule 13D is hereby amended and supplemented by adding the following thereto:

                        The address of the principal business offices

              of each of the Reporting Persons is 500 Park Avenue, New

              York, New York 10022.


                   2.   The information set forth in Item 5(a) of the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:

                        According to a press release issued by the

              Company and dated May 11, 1995, the merger (the

              "Merger") of the Company with and into Hospitality

              Franchise Systems, Inc. ("HFS"), was consummated on May

              11, 1995.  Pursuant to the Merger the 306,900 Shares

              held at such date by Mentor were converted into the



                              (Page 5 of 8 Pages)





              right to receive 90,228 shares of Common Stock, par

              value $0.01 per share, of HFS (the "HFS Common Stock"),

              and cash consideration payable pursuant to the Merger.

              The 90,228 shares of HFS Common Stock received by Mentor

              pursuant to the Merger equals less than 5.0% of the

              shares of HFS Common Stock expected to be outstanding

              following the effective time of the Merger (based on

              information reported in the Company's Proxy Statement

              dated April 10, 1995 and filed with the Securities and

              Exchange Commission (the "Commission")).

                        Additionally, immediately prior to the Merger,

              the Company distributed (the "Distribution") to holders

              of Shares, on a pro rata basis, shares of Common Stock,

              par value $0.01 per share (the "CRW Common Stock"), of

              CRW Financial, Inc. ("CRW").  As a result of the

              Distribution Mentor beneficially owns 61,380 shares of

              CRW Common Stock which equals approximately 7.0% of the

              shares of CRW Common Stock outstanding following the

              effective time of the Distribution (based on information

              reported in CRW's Form S-1 Registration Statement dated

              April 10, 1995 and filed with the Commission).  The

              beneficial ownership by Mentor and the Reporting Persons

              of the CRW Common Stock is reflected in a separate

              filing made by the Reporting Persons on Schedule 13D

              with the Commission which is dated the date hereof.




                              (Page 6 of 8 Pages)





                   3.   The Schedule 13D is hereby amended by adding

         to Item 5(c) thereof the following:

                        Except in accordance with the Merger as

         described in paragraph 2 above, no transactions in the Shares have been effected since the most recent filing on Schedule

         13D by Mentor or by any of the Reporting Persons.


                   4.   The Schedule 13D is hereby amended by adding

         to Item 5(e) thereof the following:

                        The Reporting Persons and Mentor ceased to be

              the beneficial owner of more than five percent of the

              Shares on May 10, 1995 upon consummation of the Merger.































                              (Page 7 of 8 Pages)






                                   SIGNATURES


                   After reasonable inquiry and to the best of our

         knowledge and belief, the undersigned certify that the in-

         formation set forth in this statement is true, complete and correct.


         Dated:  May 17, 1995
                                      WTG & CO., L.P.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         Managing Director



                                      D. TISCH & CO., INC.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         President



                                      /s/ Daniel R. Tisch
                                      Daniel R. Tisch



















                              (Page 8 of 8 Pages)